Filed by Pulmatrix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Pulmatrix, Inc. and Eos SENOLYTIX, Inc.

Commission File No. 333-297342

Eos SENOLYTIX Presents Late-Life Survival and Healthspan Data for Mitochondria-Targeted Geropeptide PTC-2105 at the 17th World Congress on Targeting Mitochondria, and Launches “Team Speedy” to Let the Public Follow Its Longest-Lived Mouse

●	In naturally aged mice treated from 80 weeks of age and followed until natural death, once-weekly PTC-2105 (25 mg/kg) significantly increased overall survival versus saline (log-rank p = 0.0142)

●	“Speedy,” a PTC-2105-treated mouse now more than 167 weeks old, has outlived every saline-treated negative control in his study by more than 20% and remains active day and night

●	New “Team Speedy” webpage, launching today at eossenolytix.com/team-speedy, invites the public to watch Speedy, predict how far he will go, and sign up for milestone alerts

BERLIN and HOUSTON, Oct. 22, 2026 (GLOBE NEWSWIRE) — Eos SENOLYTIX, Inc. (“Eos” or the “Company”) a biotechnology company developing mitochondria-targeted geropeptides to improve healthspan, today presented new preclinical survival, healthspan and mechanism-of-action data for its lead candidate, PTC-2105, in an Industry Keynote Address at the 17th World Congress on Targeting Mitochondria 2026 in Berlin. The keynote, “Building on the Foundation of Four: Advancing Mitochondrial-Targeted Geropeptide Medicine,” delivered by Dr. Kevin Slawin, Founder and CEO of Eos SENOLYTIX, acknowledged the contribution of Dr. Hazel Szeto, who with Dr. Peter Schiller co-discovered the four amino acid peptide, SS-31, (“elamipretide”), the first FDA-approved therapeutic that directly targets mitochondria. Dr. Szeto opened the session, Two Perspectives on Mitochondrial Medicine, with the academic keynote; the pair then joined a panel discussion immediately afterwards.

Alongside the presentation, the Company launched Team Speedy (eossenolytix.com/team-speedy), an interactive webpage that follows “Speedy,” the longest-surviving mouse in one of its survival studies, in real time, together with the full study data behind them.

Join Team Speedy Scan the code or visit eossenolytix.com/team-speedy to: Watch Speedy ● Predict how far he goes ● Leave him a message ● Sign up for milestone alerts

Studying aging the slow way: naturally aged mice, followed until natural death

Eos SENOLYTIX tests its compounds in naturally aged C57BL/6 mice that arrive in their state of the art Houston R&D facility at about 75 weeks of age, already late in a lifespan that rarely exceeds about 155 weeks. Rather than using accelerated-aging models, every treated and control animal is followed until it dies of natural causes, with continuous home-cage monitoring and serial measurements of body composition, strength, metabolism and cognition. The Company has completed, started or planned more than 30 such studies.

Keynote highlights

●	Survival. In naturally aged male mice treated from 80 weeks of age, the 25 mg/kg once-weekly PTC-2105 group showed a statistically significant increase in overall survival versus saline controls (log-rank p = 0.0142). All saline-treated controls had died by 137 weeks of age. In the 2.5 mg/kg group, overall survival did not differ significantly from saline (p = 0.59), but cancer-specific survival was improved in a competing-risks analysis (p = 0.0149). One mouse from that group, Speedy, is still alive. PTC-2105 appears to preserve and optimize late-life health, when naturally aging mice transition into a phase of “terminal decline” prior to age-related death, a transition that appears blocked by PTC-2105. Standard survival statistics, such as the log-rank test and the Cox proportional hazards model, work best when a treatment lowers the risk of death (the hazard ratio) by the same amount throughout life, so they can understate a benefit like this one that appears only later in life.

●	Healthspan. Continuous 24/7 video monitoring in Olden DOME cages shows that Speedy, at 166 weeks, still had a clear day–night activity rhythm, with nighttime activity above that of untreated 100-week-old mice. At 146 weeks of age, PTC-2105-treated mice had a higher percentage of lean mass than either young (21-week) or older (84-week) untreated mice. In a separate study in aged female mice, PTC-2105 produced large dose-dependent gains in a composite functional index derived from continuous home-cage monitoring.

●	Mechanism. PTC-2105 engages cardiolipin-containing membranes of the inner mitochondrial membrane and is designed to act in two ways: restoring mitochondrial membrane potential and ATP production in aging cells, and selectively triggering mitochondria-mediated apoptosis in senescent cells, which drive chronic age-related inflammation (“inflammaging”).

●	Metabolism and body composition. In aged mice with diet-induced obesity, weight loss with PTC-2105 alone exceeded weight loss with the GLP-1 drug semaglutide (“SMG”) after about 30 weeks of treatment, while lean mass, uniquely in weight-loss studies, increased from baseline.

●	Potentially concerning lifespan signal in SMG-treated mice. Later in life, SMG-treated mice entered an accelerated “terminal decline of aging” and died earlier than both PTC-2105-treated and saline-treated mice. In that study, the lean-mass loss that followed SMG cycling may have contributed to that earlier decline. A 180-mouse study is now under way to confirm this observation and to test whether cycling GLP-1 drugs on and off carries a lasting cost in lean mass or lifespan, and whether PTC-2105 can prevent it.

●	Toward the clinic. Eos SENOLYTIX is planning first in man studies, followed by a randomized, double-blind, placebo-controlled Phase 1b study of PTC-2105 in participants aged 60 and older with sarcopenia. The 12-week study’s primary endpoint is safety; key secondary endpoints including mechanistic biomarkers, e.g. SASP and SENESCORE™, our proprietary mechanism-anchored blood measure of biological age integrating T-cell senescence, mitochondrial bioenergetics, and inflammaging. Additionally, the Company plans to measure DEXA body composition, grip strength, and other endpoints including discerning measures of muscle mass and composition, muscle strength, and physical function with a focus on measuring gerotherapeutic effects across a wide range of organ systems affected by aging-related diseases.

●	MitoXcel™ Technology platform. PTC-2105 is the lead candidate from MitoXcel, a broader family of mitochondria-targeted geropeptides discovered and owned by GEROTHERAPEUTIX, Inc. (gerotherapeutix.com), with applications beyond Eos SENOLYTIX’s exclusively licensed gerotherapeutic field. MitoXcel technology is also in development as a novel cancer therapeutic by Perseus SENOLYTIX, Inc., and in consumer products by Ponce Aurora, Inc., including cosmetics, beverages and other products. These consumer products are not drugs and are not intended to diagnose, treat, cure or prevent any disease. Learn more about the platform at mitoxcel.com.

“The goal of geroscience is not simply more years, but more healthy years,” said Dr. Slawin. “What we presented today is a body of evidence, gathered the slow way in naturally aged animals followed until their natural death, which showed that targeting mitochondrial decline and senescent cells together can improve both healthspan and lifespan in mice. Our next step is to find out whether these benefits carry over to older adults, starting in older individuals with sarcopenia.”

Meet Team Speedy

Speedy has been treated with PTC-2105 since he was 80 weeks old. At 167 weeks of age, he has now lived more than 6.8 months past the last of the untreated controls in his study and past the roughly 155-week lifespan ceiling reported for his strain.

At eossenolytix.com/team-speedy, visitors can:

●	Watch Speedy and see daily clips from 24/7 home-cage monitored video of activity compared with young and old untreated mice

●	Explore the data behind him, including survival curves, body weight, Locomotor Composite Score, grip strength and body composition for his whole treatment group and its controls

●	Predict how far Speedy will go in a just-for-fun community vote, and track upcoming milestones at 170 and 175 weeks

●	Share what more healthy years would mean to them, and leave Speedy a supportive message on the fan wall

●	Sign up for Speedy Alerts for new milestones, data releases and clinical updates

“Speedy is a single animal, but he is an approachable way into the full dataset behind him,” said Dr. Slawin. “In a field with a lot of noise, we think the best way to earn attention is to let people watch the science happen and judge it for themselves.”

All data described in this release come from preclinical studies in mice. PTC-2105 is an investigational compound that has not been tested for lifespan in humans and has not been approved by the U.S. Food and Drug Administration or any other regulatory authority for any indication. Results in mice may not translate to humans.

About PTC-2105

PTC-2105 is a once-weekly, subcutaneously injected geropeptide from the MitoXcel platform. It targets the age-related decline in mitochondrial membrane potential, a hallmark of aging, through two mechanisms: enhancing mitochondrial efficiency in aging cells and selectively eliminating senescent cells through mitochondria-mediated apoptosis. Eos SENOLYTIX holds an exclusive license to develop PTC-2105 for FDA-regulated therapeutic uses outside cancer, with an initial focus on sarcopenia and sarcopenic obesity.

Proposed Merger with Pulmatrix, Inc.

As previously reported in Pulmatrix, Inc.’s (Nasdaq: PULM) (“Pulmatrix”) Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, Pulmatrix, PUOS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Pulmatrix (“Merger Sub”), and Eos entered into an Agreement and Plan of Merger and Reorganization, dated as of March 26, 2026 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Eos, with Eos surviving as a wholly owned subsidiary of Pulmatrix (the “Merger”). If the Merger is completed, the business of Eos will continue as the business of the combined company, and the combined company’s common stock is expected to trade on Nasdaq under the new ticker symbol “MTXL.” Merger-associated financings are expected to support advancement of the combined company’s pipeline through key clinical milestones. In connection with the Merger, Pulmatrix filed a registration statement on Form S-4 (File No. 333-297342), with the SEC on July 9, 2026, as amended on August 3, 2026, September 4, 2026, September 17, 2026 and September 23, 2026, and declared effective by the SEC on September 25, 2026 (the “Registration Statement”), which includes a proxy statement/prospectus. Pursuant to the definitive proxy statement/prospectus filed with the SEC on September 25, 2026, as supplemented on October 7, 2026 (the “Proxy Statement/Prospectus”), Pulmatrix is asking its stockholders to vote at the special meeting of stockholders of Pulmatrix to be held on October 26, 2026 (the “Special Meeting”), unless postponed or adjourned to a later date. The Merger is anticipated to close shortly after the Special Meeting, subject to the satisfaction or waiver of the customary closing conditions set forth in the Merger Agreement.

About Eos SENOLYTIX

Eos SENOLYTIX, based in Houston, Texas, develops MitoXcel geropeptides as FDA-regulated therapeutics for obesity, sarcopenia and other age-related disorders. The Company holds an exclusive license to the MitoXcel platform from its parent company, GEROTHERAPEUTIX, for its therapeutic field. For more information, visit eossenolytix.com.

About Pulmatrix, Inc.

Pulmatrix is a biopharmaceutical company that has focused on the development of novel inhaled therapeutic products intended to prevent and treat migraine and respiratory diseases with important unmet medical needs using its patented iSPERSE™ technology. Pulmatrix’s proprietary product pipeline includes treatments for central nervous system (“CNS”) disorders such as acute migraine and serious lung diseases such as Chronic Obstructive Pulmonary Disease (“COPD”) and allergic bronchopulmonary aspergillosis (“ABPA”). Pulmatrix’s product candidates are based on its proprietary engineered dry powder delivery platform, iSPERSE™, which seeks to improve therapeutic delivery to the lungs by optimizing pharmacokinetics and reducing systemic side effects to improve patient outcomes. For more on Pulmatrix’s inhaled product candidates, please visit: https://www.pulmatrix.com/pipeline.html.

Media Contact

Sharon Kaplinsky

Email: skaplinsky@eossenolytix.com

Cell (USA): +1-646-502-6222

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release are forward-looking statements. Forward-looking statements may be identified by words such as “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “guides,” “intends,” “is confident that,” “may,” “plans,” “seeks,” “projects,” “targets,” and “would,” and their opposites and similar expressions. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management. Forward-looking statements in this communication include, but are not limited to, statements regarding: the Merger, including the expected timing of closing and the ability to satisfy the customary closing conditions and obtain the required approval of Pulmatrix’s stockholders; the expected timing and outcome of the Special Meeting; the expected Nasdaq listing of the combined company under the ticker symbol “MTXL”; the expected Merger-associated financings and the combined company’s ability to advance its pipeline through key clinical milestones; the potential of PTC-2105 as an approach to preserving lean mass during late-life aging and mitigating GLP-1-associated lean-mass loss; continued outcomes from the mice trials; planned future studies of the Company and anticipated results of such studies, including, but not limited to, man studies and Sarcopenia patient studies. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: the risk that the conditions to closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval; uncertainties as to the timing of completion of the proposed Merger; risks related to the ability to obtain necessary financings to support the combined company’s operations; the risk that preclinical results may not translate into clinical outcomes; risks related to regulatory approvals and the timing thereof; risks related to maintaining the Nasdaq listing; and general market, economic, and business conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Proxy Statement/Prospectus, including under the heading “Risk Factors,” and in Pulmatrix’s Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Forward-looking statements speak only as of the date of this communication, and, except as required by law, neither Eos nor Pulmatrix undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Important Additional Information about the Proposed Transaction Filed or to be Filed with the SEC

This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Pulmatrix has filed or may file with the SEC in connection with the Merger. The Proxy Statement/Prospectus was first mailed to Pulmatrix’s stockholders on or about September 25, 2026. PULMATRIX URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PULMATRIX, EOS, THE MERGER AND RELATED MATTERS. Investors and stockholders may obtain free copies of the Proxy Statement/Prospectus and other documents filed by Pulmatrix with the SEC through the website maintained by the SEC at www.sec.gov or from Pulmatrix’s website at https://www.pulmatrix.com/investors.html. Stockholders are urged to read the Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the Merger. In addition, investors and stockholders should note that Pulmatrix communicates with investors and the public using its website (https://www.pulmatrix.com/investors.html/).

Participants in the Solicitation

Pulmatrix, Eos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Pulmatrix’s stockholders in connection with the Merger. Information about Pulmatrix’s directors and executive officers, including a description of their interests in Pulmatrix, is included in Pulmatrix’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, as amended, and, subsequent Quarterly Reports on Form 10-Q filed with the SEC, including any information incorporated therein by reference, as filed with the SEC, and other documents that may be filed from time to time with the SEC. Information about Eos’s directors and executive officers, and additional information regarding the direct and indirect interests, by security holdings or otherwise, of the participants in the solicitation, is included in the Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources indicated above.

Eos SENOLYTIX™

Improving Healthspan. Increasing Lifespan.

Industry Keynote

The 17th World Congress on Targeting Mitochondria 2026
October 22, 2026 | Berlin

ELAMIPRETIDE

Elamipretide Validated Cardiolipin as a Therapeutic Target

Forzinity™ (elamipretide, SS-31)

4-amino acid mitochondria-targeted peptide · D-Arg-Dmt-Lys-Phe-NH_2

- First FDA-approved therapeutic that directly targets mitochondria (*accelerated approval only*)
- Binds cardiolipin, a critical lipid of the inner mitochondrial membrane. This interaction stabilizes mitochondrial structure, enhances ATP production, reduces reactive oxygen species and improves bioenergetic efficiency
- Clinically, treated patients showed limited increased knee extensor muscle strength and exercise endurance
- In aged mice, SS-31 improved mitochondrial energetics, skeletal muscle performance and cardiac function

What this means for the field

TARGET
1
Cardiolipin
A peptide can reach cardiolipin in the inner membrane; tighter binders with additional attributes could be designed

BIOLOGY
2
Aged cells
Aged cells and tissues respond to cardiolipin targeting

REGULATORY
3
Precedent
The FDA accelerated approval is a precedent for mitochondria-targeted peptides that derisks the clinical development pathway for future mitochondria-targeted peptides

Sources: FDA accelerated approval of Forzinity™, Sept 2025; Siegel MP et al. Aging Cell 2013; Chiao YA et al. eLife 2020.

2

OUR APPROACH

Aging Is a Two-Phase Program, So We Study Naturally Aged Mice Through This Entire Program Until Their Natural Deaths

PHASE 1
physiologic aging | resilient, low risk
PHASE 2
terminal decline | abrupt, high risk
terminal transition
Normalized body weight
1.4
1.2
1.0
0.8
0.6
-60
-40
-20
0 (death)
Time before death (weeks)

- Aging is one program across organ systems, with **inflammation, mitochondria and senescence** cutting across all of them
- Natural death comes in two phases: "physiologic aging" and "terminal decline of aging"[2]
- The end of life is a stereotyped transition between these two phases, entered at a defined range of chronological age.
- Once *terminal transition* has occurred, remaining lifespan is short and largely fixed.
- Findings from accelerated-aging shortcut models (progeroid mice, doxorubicin, etoposide) may have no relationship to **human aging**

Our choice:
No shortcuts

75 wk
age of C57BL/6 mice at purchase, near the end of a ~155-week max lifespan[1]

≥80 wk
each study runs to the natural death of every treated and control animal (~1.5 years)

~$100K
in mice alone per 200-animal study, at $500 per aged mouse

>30
studies completed, in progress or planned to date

1. C57BL/6 median lifespan is 27–29 months; maximum is ~155 weeks (~36 months). Mouse cost excludes housing, dosing and phenotyping.
2. Source: Cansell et al. 2025, BMC Biology 23:318, Figure 3. https://doi.org/10.1186/s12915-025-02421-6

3

THE PLATFORM

The MitoXcel™ Platform: Geropeptides Engineered to Target the Root Causes of Aging

The MitoXcel™ Platform

Eos SENOLYTIX's products are based on **MitoXcel™**, an information-driven geropeptide platform targeting the age-related decline in mitochondrial membrane potential (MMP; **ΔΨm**).

Universal Hallmark of Aging

Reduced MMP/ΔΨm is a universal biological hallmark of aging, driven by increased "proton leak" across the aging inner mitochondrial membrane, **observed in all living species**.

Single Target, Dual-Action

MitoXcel™ "All-in-One" gerotherapeutics restore tissue homeostasis through two mitochondrial-targeted mechanisms:

Mechanism #1 (Activator): Enhances mitochondria efficiency across aging cells by increasing Δψm - *Immediate activity*

Mechanism #2 (Senolytic): Selectively triggers self-elimination of senescent cells through mitochondrial-mediated apoptosis – *Effects observed after ~8 weeks*

Our lead candidate, **PTC-2105**, is a MitoXcel™ dual-action 18-AA geropeptide therapeutic under clinical development for patients with **Sarcopenia and Sarcopenic Obesity.**

4

MECHANISM OF ACTION

PTC-2105 Localizes to Mitochondria and Lysosomes

PTC-2105 + TOMM20 (Mitochondria)
PTC-2105 + LAMP2 (Lysosome)

PTC-2105 (5μM)
Pearson's Coefficient
0.15
0.10
0.05
0.00
-0.05
15
30
60
Time (min)
Mitochondria
Nucleus
Lysosome
Overlap Co-efficient
PTC-2105
5 μM
79.3%
20.71%
of peptide
co-localizes
Mitochondria
(TOMM20)
PTC-2105
5 μM
64%
36%
of peptide
co-localizes
Lysosome
(LAMP2)

YELLOW areas (white arrows) indicate PTC-2105 co-localizing to mitochondria

PURPLE areas (white arrows) indicate PTC-2105 co-localizing to lysosomes

Confocal microscopy using biotinylated PTC-2105 geropeptide stained green

5

MECHANISM OF ACTION

PTC-2105 Engages Cardiolipin-Containing Membranes by NMR

Single target leads to two distinct mechanisms of action

+ CARDIOLIPIN | **NO CARDIOLIPIN (POPC only)**

Peptide restricts lipid headgroups: ^{31}P linewidth 6.2 to 11.9 Hz (1.9x)

Peptide still associates (^{1}H broadens), but headgroups stay mobile: ^{31}P 5.0 Hz

Interpretive schematic; peptide orientation and CL contacts are not resolved by these data.

SYSTEM

TOCL:POPC:DHPC bicelles in D_2O; cardiolipin (red) = 4.8% of lipid phosphate

Hydrophobic N-term | Cationic core (+5) | His C-term (^{1}H reporter)

^{31}P: lipid headgroup linewidth | ^{1}H: PTC-2105 His linewidth

Line broadening = restricted molecular tumbling (binding/immobilization)

A. Lipid side (^{31}P)

31P lipid linewidth, FWHM (Hz)
0
2
4
6
8
10
12
14
16
+6.9 Hz (6.6 SE)
CL bicelle no peptide
CL bicelle + PTC-2105
CL-free + PTC-2105

B. Peptide side (^{1}H)

1H His linewidth, FWHM (Hz)
0
2
4
6
8
10
12
14
16
Free PTC-2105 (no lipid)
CL bicelle + PTC-2105
CL-free bicelle + PTC-2105
1.0
2.5
4.1
6.8
8.0
Relative PTC-2105 (x lowest step)

(A) 31P Lorentzian fits to the bulk phospholipid resonance, 29 Jul 2026, 750 uM PTC-2105; mean +/- fit SE, one sample per arm. (B) His imidazole 1H FWHM, 13 Aug 2026 titration, single spectra; peptide level from His integral; CL-free control at 1.3x. CL = cardiolipin, 4.8% of lipid phosphate: data show CL is required for the membrane effect, not direct CL contact or preference over other anionic lipids.

6

MECHANISM OF ACTION #1 - ACTIVATOR

PTC-2105 Engages Cardiolipin and Enhances Mitochondrial Function

Mechanism #1: protective, in non-senescent aging cells

Inner mitochondrial membrane
cardiolipin-rich (red lipids)
PTC-2105
cyt c
ΔΨm ↑
ATP ↑
ROS ↓

Proposed: Cardiolipin engagement supports electron-transport efficiency in aging-impaired mitochondria. Consistent with the data at right.

A. Cardiolipin probe displacement

p = 0.0002 p < 0.0001
100.0
75.0
50.0
25.0
0.0
Probe displaced (%)
0.0%
60.3%
71.9%
Control
0.5 μM
5 μM

B. ΔΨm (TMRM) in IMR-90

Proliferating
Senescent
3.00
2.00
1.00
0.00
TMRM (relative)
0.005
0.05
0.5
5
50
500
PTC-2105 (nM)

C. Mitochondrial ROS (24 h)

Proliferating
Senescent
20.0
0.0
-20.0
-40.0
-60.0
% vs vehicle
0.5 μM
5 μM
50 μM

D. Bioenergetics

ATP output rises with dose; EC_{50} 0.31 nM (95% CI 0.013-7.6 nM, 72 h)
Respiration ATP-linked and basal OCR restored after H_2O_2 challenge (IMR-90, HBMVEC)
In vivo restores healthspan in FCCP-uncoupled C. elegans at 3 μM

(A) Fluorescent cardiolipin-probe displacement vs negative control. (B) TMRM, n = 2 per concentration, proliferating vs 20 Gy-senescent IMR-90. (C) Percent vs each cell state's vehicle; significant at 5 μM in proliferating cells only (-53.7%, p = 0.008). (D) Seahorse XF96; ATP Hill fit, single experiment.

7

MECHANISM OF ACTION - TARGET ENGAGEMENT

PTC-2105 Interacts with ANT1 in Mouse Heart Mitochondria

1 Isolate heart mitochondria
OMM
ANT in the IMM
Intact mouse heart mitochondria
2 Permeabilize outer membrane
OMM opened
ANT accessible
Exposes IMM proteins to the medium
3 Add free PTC-2105
IMS side
Matrix
Free peptide binds ANT sites
4 Add biotin-PTC-2105
IMS side
occupied
Matrix
Competes with free peptide for sites
5 Streptavidin bead pulldown
bead
Capture, wash, elute (Laemmli, 37 °C)
6 Western blot anti-ANT1/2
Eluate
~33 kDa
Free − +
Biotin + +
Illustrative readout (not data)
ANT (IMM carrier)
Free PTC-2105
Biotin-PTC-2105
Streptavidin bead

What ANT1 is, and why heart mitochondria

ANT1 (adenine nucleotide translocase 1): the inner-membrane carrier that exchanges ATP made in the matrix for cytosolic ADP. It binds cardiolipin tightly and is a proposed regulator of the permeability transition pore.

Why heart: ANT1 is the main ANT isoform in heart and skeletal muscle, and heart is the richest source of mitochondria, so native ANT1 can be tested in its own membrane.

A Competition pulldown

PTC-2105 (μM)
0
10
50
Biotin-2105 (10 μM)
+
+
+
ANT1/2
33 kDa

B Normalized ANT1/2 pulldown

Ratio to Biotin-PTC-2105 pulldown
1.5
1.0
0.5
0.0
PTC-2105 (0 μM)
PTC-2105 (10 μM)
PTC-2105 (50 μM)
Biotin-PTC-2105 (10 μM)

- Biotin-PTC-2105 (10 μM) pulled down ANT1/2 from permeabilized heart mitochondria
- Free PTC-2105 reduced the signal, **clearest at 50 μM**, consistent with competition for the same binding site

C Ponceau staining

250
150
100
75
50
37
25
20
15
10

Ponceau staining of isolated mitochondria pulldown
Biotin only controls for all the animals were negative

Why it matters: ANT1 links both proposed mechanisms: it exports the ATP that rises in Mechanism #1 and is a proposed regulator of the pore that opens before senescent cells die (Mechanism #2). Its abundance in muscle fits the lean-mass and locomotor gains shown later.

Biotinylated PTC-2105 pulldown and free PTC-2105 competition in isolated mouse heart mitochondria. Note: each of the competition lanes (10 and 50 μM) was normalized to the total pulldown without competition (the first lane, 0 μM) of that animal, creating a ratio to the total pulldown.

8

MECHANISM OF ACTION #2 - SENOLYTIC

PTC-2105 Triggers Senescent Cells to Activate their Apoptotic Pathway

Mechanism #2: Senescent cells are primed

Therapeutic Window
Senescent
Apoptotic Threshold
Proliferating
Apoptosis
Mitochondrial perturbation (PTC-2105 dose)

Proposed : senescent cells balance BCL-2 family proteins near threshold, with some mitochondria already partly permeabilized. A perturbation that healthy cells absorb pushes senescent cells into apoptosis - selectivity arises from the cell state, not a different target.

A. Senolytic selectivity (Annexin V/7AAD)

> 1 at every dose to 5 µM; lost at 50 µM
Senescent / proliferating apoptosis
5
4
3
2
1
0
0.01
1.
100.
10,000.
PTC-2105 (nM, log scale)

B. Where the two cell states diverge

Readout	Proliferating	Senescent
Mito pore (calcein)	opens	opens
mtDNA export	none	increased
Cyt c release	50 µM only	dose-dependent
Caspase-3 (0.5/5/50 µM)	+6 / +10 / -2%	+20 / +17 / +72%
Cytotoxicity EC_{50}	> 100 µM	35.8 µM

Same pore opening, different outcome: only senescent cells progress to mtDNA export, cytochrome c release and caspase-3 activation – The selective step lies downstream of the pore.

(A) Senolytic effect = apoptosis increase in 20 Gy-senescent over proliferating IMR-90, each vs own vehicle; mean + SEM of 2 replicates (0.5 and 5 nM: n = 1, one replicate excluded in the source Prism file), n = 1 experiment; 50 nM point omitted (4.39; replicates 3.91 and 4.87). (B) Calcein/mtDNA/cyt c by imaging (not powered); caspase-3 single values per group; cytotoxicity 48 h. EOS-DSC-028/029.

9

MECHANISM OF ACTION

MitoXcel Technology - A Dual-Action Mitochondrial-Targeted Gerotherapeutic "Activating" + "Senolytic" *All-in-One* Peptide

Single Target: Reduced MMP due to 'Proton Leak' in the Mitochondria of Aging Cells
Mechanism 1 (Activator): Enhancement of Mitochondrial Efficiency in All Aging Cells by Increasing the Δψm
IMMEDIATELY
Improved energy metabolism
Induction of lipolysis in fat
Increased exercise endurance
Improved Healthspan
Increased Lifespan?
Lead Candidate: **PTC-2105**
Mechanism 2 (Senolytic): Elimination of Senescent Cells via Mitochondrial-Mediated Apoptosis
OVER 8 WEEKS AND MORE
Reversal of Sarcopenia
Reduction in Systemic Inflammation
Reduced SASP Biomarkers
Tissue remodeling
Improved Muscle Strength
Improved Body Composition
Improvement in Age-Related Cognitive Decline
Elimination of Cancer
Improved Healthspan
Increased Lifespan?
+
ROS
ATP
+
CytC
mtDNA
Caspase 3

10

PRECLINICAL DATA

PTC-2105 Suppresses Systemic SASP in Pre-Clinical Aging Models

Aged female C57BL/6J mice (~75 wk at start) received PTC-2105 SC once weekly for 21 weeks; terminal serum. At 2.5 mg/kg, IP-10 was 62% and IL-6 78% lower than Saline (p = 0.035 and 0.007).

IP-10 (CXCL10)
p=0.035
IP-10 (CXCL10) (pg/mL)
60
40
20
0
*
Saline
0.156
0.625
2.5
10
PTC-2105 (mg/kg/wk, SC)
IL-6
p=0.007
IL-6 (pg/mL)
80
60
40
20
0
**
Saline
0.156
0.625
2.5
10
PTC-2105 (mg/kg/wk, SC)
TNF-α
TNF-α (pg/mL)
60
40
20
0
Saline
0.156
0.625
2.5
10
PTC-2105 (mg/kg/wk, SC)

Mean + SEM; points = individual values. Welch t-test vs Saline, uncorrected: * $p < 0.05$. n = 5 Saline (TNF-α: 6); 4, 5, 7 and 3 at 0.156, 0.625, 2.5 and 10 mg/kg. Terminal serum, study wk 21.

MECHANISM OF ACTION

Tissue remodeling / body composition

PTC-2105 Affects an Aging-Specific Target: Reduced Δψm

PTC-2105 selectivity is defined by a single, aging-specific molecular signal: the reduced MMP, **Δψm**, that occurs universally in the mitochondria of all living species. Mechanism 2 driven phenotypes, *e.g.* body weight/body composition are confined to aging animals while Mechanism 1 driven phenotypes are more generally observed.

20-Week-Old Mice

Showed **no effect on body weight**, compared to saline-treated controls, demonstrating that PTC-2105 acts exclusively on aging-specific targets (**Mechanism 2 for body weight/body composition**)

Normalized BW
1.4
1.3
1.2
1.1
1.0
0.9
0
10
20
30
40
Weeks of Treatment

75-Week-Old Mice

Demonstrated **significant, sustained body weight reduction** beginning after 8 weeks of treatment, the time required for **Mechanism 2** to trigger self-elimination of senescent cells.

Saline
PTC-2105
Normalized BW
1.4
1.3
1.2
1.1
1.0
0.9
0.0009
0
10
20
30
40
Weeks of Treatment

12

BODY COMPOSITION

Tissue remodeling /
body composition

MitoXcel Geropeptide PTC-2107 Restores a Healthier Body Composition

Improvements in body composition in naturally aged animals occur without directly targeting muscle or fat tissue, but only by targeting the underlying mitochondrial dysfunction of aging via **Mechanisms 1** and **2**.

Fat Mass Decrease

(20 weeks post treatment)

Naturally aged 75-week-old mice treated with PTC-2107 showed a dose-dependent decrease in fat mass

150
100
50
0
-50
-100
% Change
(Relative to Baseline)
* P value < 0.05
2.5
5
10
25
50
PTC-2107 Dose (mg/kg)

Lean Mass Increase

(20 weeks post treatment)

Naturally aged 75-week-old mice treated with PTC-2107 exhibited a **significant increase in lean mass (NOT just maintenance)**

30
20
10
0
-10
-20
% Change
(Relative to Baseline)
* P value < 0.05
2.5
5
10
25
50
PTC-2107 Dose (mg/kg)

Importantly, by simply removing the age-associated SASP-induced inflammaging throughout the body, these body composition improvements happen naturally, without any direct targeting of muscle- or fat-regulatory mechanisms in old, but not young, mice.

13

Physical function
Neurocognitive

PRECLINICAL DATA

PTC-2105 Increases Composite Function (FCI) in Aged Mice

SEL-046 study design (overview)

MODEL

Naturally aged female C57BL/6J mice
(~80 weeks old at dosing start)

TREATMENT ARMS · SC INJECTION 1X/WEEK

- Saline (n=5)
- PTC-2105 0.156 mg/kg (n=5)
- 0.625 mg/kg (n=5)
- 2.5 mg/kg (n=10)
- 10 mg/kg (n=5)

TIMELINE

Wk 0 — **Wk 20**

Continuous DOME home-cage monitoring (FCI), Wk 0-19

Dosing start

▲ Serial DEXA, grip, rotarod, Y-maze

Necropsy
histology, blood chemistry, cytokines, uACR, flow

FCI-full change from baseline (AUC, score x week, Wk 0-19)
700
600
500
400
300
200
100
0
−100
p=0.64
p=0.007
p<0.001
p=0.018
Saline
0.156
0.625*
2.5
10
PTC-2105 (mg/kg, SC 1X/week)

Domain contribution to FCI-full (change-from-baseline AUC / 4)
500
400
300
200
100
0
−100
FCI-full (reported)
Locomotor
Neuromuscular
Cognitive
Sleep/rest
Saline
0.156
0.625*
2.5
10
PTC-2105 (mg/kg, SC 1X/week)

Each stacked segment = that domain's change-from-baseline mean-curve AUC (Wk 0-19) divided by 4; diamonds = reported FCI-full. Small differences between stack sum and diamond reflect per-domain n and outlier exclusions. Locomotor and neuromuscular are high-confidence domains; cognitive and sleep/rest are lower-confidence. Aged female C57BL/6J, n = 3-5 DOME-monitored per arm.

14

Tissue remodeling /
body composition

PRECLINICAL DATA

PTC-2105 Monotherapy Surpasses GLP-1 Efficacy Over Time

Naturally aged DIO mice on a high-fat diet(HFD) began treatment at 82 weeks of age with PTC-2105, semaglutide (SMG), or combination regimens. SMG treatment stopped at Week 35 and PTC-2105 at Week 45; data are shown through Week 51 (133 weeks of age).

Body Weights
PTC-2105 Stopped
SMG Stopped
Body Weight (Δ%)
Weeks of Treatment
Fat Mass
Baseline Change (%)
Weeks of Treatment
Abdominal Fat %Reduction
Abdominal Fat %Reduction
Study Week
Lean Mass
Baseline Change (%)
Weeks of Treatment
SMG
PTC-2105 (3X/week, 25 mg/kg)
PTC-2105 (1X/week, 25 mg/kg) + SMG
PTC-2105 (1X/week, 50 mg/kg) + SMG
Saline

1

The 30-Week Crossover

PTC-2105 (monotherapy) body weight curve crossed below SMG-treated group at ~Week 30, marking the point where PTC-2105-driven weight loss exceeded SMG-driven weight loss.

2

Sustained Divergence Beyond GLP-1

Following crossover, PTC-2105-treated animals demonstrated progressively greater weight loss, while SMG-treated animals' weight plateaued and even increased, despite increasing the SMG dose from 0.2 mg/kg to 0.4 mg/kg 3× weekly after Week 5 across all groups.

3

No "rebound" weight gain when PTC-2105 is stopped after combination with SMG

Within the first 1-2 weeks after stopping SMG treatment, animals regain weight and track to saline-treated animals. No similar rebound weight gain is experienced in groups treated with PTC-2105 in combination with SMG.

All mice were placed on a HFD **only 6 weeks prior to dosing initiation and therefore controls continued to gain weight, including fat and muscle, for an additional ~ 10 weeks. **Note:** SMG was administered 3× weekly at 0.2 mg/kg, with dose escalation to 0.4 mg/kg after Week 5 across all groups.*

15

PRECLINICAL DATA

PTC-2105 Increases Mouse Overall and Cancer-Specific Survival

More than just extending survival compared to controls, PTC-2105 pushes survival past the known limits of lifespan of C57Bl/6 mice

Increased Lifespan
At Week 166, after 86 weeks of PTC-2105 dosing begun at 80 weeks of age, the 25 mg/kg SC 1X/week group showed a significant increase in overall survival by log-rank (p = 0.0142) vs saline controls, all of which had died.

Control Group Mortality
In contrast, 100% of negative control saline-treated mice had died by 137 weeks. Historically, >95% of normal chow-fed C57Bl/6 mice die of old age or cancer by 155 weeks.

Sustained Health Benefits
10% of mice in the 2.5 mg/kg dose group remain alive, and for the most part healthy appearing, 29 weeks after all control mice had succumbed, extending their maximum lifespan by 21.2% to date. **Note, all PTC-2105-treated mice that died just before or after their maximum reported lifespan died of cancer, not advanced age.**

Maximum reported lifespan of C57Bl/6 mice
Overall Survival
Probability of Survival
Log Rank
2.5 mg/kg vs Saline: 0.5913
25 mg/kg vs Saline: 0.0142
All saline-treated control mice dead of cancer or old age (137 weeks old)
Study Week
Age (weeks) 80 100 120 140 160 180

Maximum reported lifespan of C57Bl/6 mice
Cancer-Specific Survival
Probability of Survival
Competing Risks
2.5 mg/kg vs Saline: 0.0149
25 mg/kg vs Saline: 0.0510
Study Week
2.5 mg/kg, 1X
25 mg/kg, 1X
Saline, 1X
Age (weeks) 80 100 120 140 160 180

Current age of mice
Survival of C57BL/6J
(Xie K., Nature Comm, 2022)
3 months
5 months
8 months
14 months
20 months
26 months
Survival (%)
Age (months)
Age (weeks) 40 80 120 160

Human context: a 21.2% gain would correspond to ≈ 16 more years on an average life (~78→94 yrs)

16

Improving Healthspan and Increasing Lifespan: Goals for a True Gerotherapeutic

15-week-old Naïve Mice

100-week-old Naïve Mice

166-week-old Mouse
Dosed with PTC-2105 for 86 weeks

October 8, 2026, 3AM
"Speedy"

15-Week-Old Mice
Locomotor Composite Score

600
400
200
0
−200
Relative Units
Day 1
Night 1
Day 2
Night 2
Day 3
Night 3
Day 4
Night 4
Day 5
Night = lights off (19:00–07:00)

100-Week-Old Mice
Locomotor Composite Score

600
400
200
0
−200
Relative Units
Day 1
Night 1
Day 2
Night 2
Day 3
Night 3
Day 4
Night 4
Day 5
Night = lights off (19:00–07:00)

166-week-old Mouse
Dosed with PTC-2105 for 86 weeks
Locomotor Composite Score

600
400
200
0
−200
Relative Units
Night 1
Day 2
Night 2
Day 3
Night 3
Day 4
Night 4
Day 5
Night 5
Night = lights off (19:00–07:00)

Note: The locomotor composite score is an aggregation of six DOME-cage metrics: distance traveled, overall/awake/max speed, acceleration, and angular velocity. Scores are in Relative Units, relative to a control cohort of 12-week-old animals, so scores may be negative.

Maximum Reported Lifespan <155 Weeks
Lifespan extended by 21.1% to date compared to saline controls

PTC-2105 · TEAM SPEEDY

Improving Healthspan and Increasing Lifespan

Goals for a True Gerotherapeutic

SPEEDY
C

Meet *“Speedy”*

A single mouse. A remarkable result.

AGE TODAY
166
weeks

BEYOND CONTROLS
+21.8%
vs oldest control (137 weeks)

ON TREATMENT
86
weeks of PTC-2105

HEALTHSPAN
66
weeks younger: the mice he outperforms. That is about half a typical mouse lifespan.

Speedy is a PTC-2105-treated mouse who has outlived every untreated control in his study by more than 20%, while his physical performance exceeds that of mice about 1.3 years younger.

He isn’t the only one. Speedy is just one member of a whole team of PTC-2105-treated mice that have lived longer and exhibited better health than their untreated peers. He’s our team captain. Meet his teammate Gordito further down the page.

Share Speedy’s journey with your friends and colleagues

eossenolytix.com/team-speedy

PRECLINICAL DATA

Tissue remodeling /
body composition

PTC-2105 Prevents "Terminal Decline of Aging", Attenuating Late-Life Pathologic Weight Loss and Sarcopenia

- During physiologic aging, PTC-2105 prevented age-related weight gain, driven primarily by fat accumulation, observed in saline-treated controls.
- By ~120 weeks of age, control mice entered a period of marked physical decline ("terminal decline of aging") associated with rapid pathologic weight loss (~25%) and accelerated sarcopenia.
- PTC-2105-treated animals, currently 166 weeks old, appear to avoid entering this stage of accelerated decline that led to death by Week 137 in the control-saline treated animals and by Week 155 as reported in the scientific literature for C57Bl/6J mice generally.

Normalized BWs
Normalized BW
1.50
1.25
1.00
0.75
0.50
2.5 mg/kg, 1X/week
25 mg/kg, 1X/week
Saline, 1X/week
physiologic aging
"terminal decline of aging"
All saline mice dead of cancer or old age (Week 57)
0 *
20
40
60
80
100
Study Week
Age (weeks)
80
100
120
140
160
180

*Treatment began at age 80 Weeks

Current age of mice
Survival of C57BL/6J
(Jackson Labs, unpublished)
Percent survival
Age (weeks)
0
25
50
75
100
125
150
175

Current age of mice
Survival of C57BL/6J
(Xie K., Nature Comm, 2022)
Survival (%)
100
50
0
3 months
5 months
8 months
14 months
20 months
26 months
0
10
20
30
40
Age (months)
Age (weeks)
40
80
120
160

- Naturally aged 80-week-old mice on normal chow diet

19

PRECLINICAL DATA

Tissue remodeling / body composition

Loss of Lean Mass Following Semaglutide Cycling May Accelerate Terminal Decline of Aging - Week 80 “Snapshot”

- Both PTC-2105 monotherapy- and PTC-2105+SMG combination-treated mice remain alive at Study Week 78 (160 weeks old), despite PTC-2105 dosing having been discontinued at Week 45 (>30 weeks prior, 125 weeks old) with limited or no rebound weight gain - in direct contrast to the SMG-cycled mice, which entered accelerated terminal decline 20 weeks after SMG discontinuation at Week 35 (>40 weeks prior, 115 weeks old).
- Body weight in the surviving PTC-2105 groups remains significantly below Week 0, Week 35 (SMG discontinuation), and Week 45 (PTC-2105 discontinuation) baselines, consistent with a durable “weight-stable” phenotype rather than a “rebound-then-decline” trajectory.
- PTC-2105 co-dosing rescues SMG-cycled mice from the terminal decline phenotype; PTC-2105-treated mice (mono and combo) continue to survive beyond saline-treated controls in this ongoing study (9 weeks longer than the death of the last saline-treated and 19 weeks longer than the death of the last SMG-treated mouse).

SMG dosing stopped
PTC-2105 dosing stopped
Body Weights
SMG
PTC-2105 (3X/week, 25 mg/kg)
PTC-2105 (1X/week, 25 mg/kg) + SMG
Saline
Maximum Lifespan (~155 weeks)
Accelerated “Terminal Decline of Aging”
-53.6%
Body Weights (Normalized)
1.4
1.2
1.0
0.8
0.6
0.4
0
10
20
30
40
50
60
70
80
Study Week
80
100
120
140
160
Age (weeks)

Current age of mice
Survival of C57BL/6J (Jackson Labs, unpublished)
Males (N=32)
Females (N=29)
Percent survival
Age (weeks)

Current age of mice
Survival of C57BL/6J (Xie K., Nature Comm, 2022)
3 months
5 months
8 months
14 months
20 months
26 months
Survival (%)
Age (months)
Age (weeks) 40 80 120 160

- Naturally aged 80-week-old mice were fed a HFD for 6 weeks prior to beginning dosing

♦ died at Week 78 from cancer

20

ONGOING STUDY

Does GLP-1 Cycling Leave a Lasting Lean Mass and Lifespan Cost?

SEL-082 study initiated July-2026, dosing initiated September-2026, should report end of 2027 to coincide with FDA approval of Lilly's retatrutide targeting GLP-1, GIP, and glucagon receptors

MODEL
C57BL/6J males, ~78 wk, 60% HFD DIO

N
180 mice, 8 arms (21-23/arm), randomized by whole cage; BW 51.8 ± 6.9 g, ANOVA p > 0.99

DOSING
SMG 0.2→0.4 mg/kg 3X/wk;
RETA 0.025→0.05 mg/kg 3X/wk;
PTC-2105 2.5 mg/kg 1X/wk

PRIMARY
DEXA lean + fat mass at each cycle transition and after cessation

DURATION
Followed to natural death

Arm (n)
SMG
RETA
PTC-2105
Off / saline
1 Saline
23
2 SMG continuous
22
3 SMG 8-wk on/off
21
4 RETA 8-wk on/off
23
5 PTC-2105 continuous
23
6 PTC-2105 16-wk on/off
23
7 PTC-2105 + SMG cycling
23
8 PTC-2105 + RETA cycling
22
Wk 0
Wk 8
Wk 16
Wk 24
Wk 32
Wk 40
Wk 48
DEXA + grip stength

Also: weekly BW | DOME (continuous) | GTT q8 wk | p16+CD8+ flow q3 mo | serum, uACR | frailty | terminal histology

Questions it answers

1. Does lean mass lost on GLP-1 recover off-drug, or ratchet down with each cycle?
   Arms 3, 4 vs 2 vs 1
2. Does PTC-2105 benefit persist through 16-wk off periods?
   Arm 6 vs 5
3. When combination dosing, does continuous PTC-2105 protect lean mass across GLP-1 "on/off" cycles?
   Arms 7, 8 vs 3, 4
4. Is there a lasting frailty or survival cost of GLP-1 cycling? (exploratory)
   All arms

21

Competitive Landscape: Superior Body Composition Profile at 35 Weeks

Tissue remodeling / body composition

	Control (Saline, 3X/week)	Eos SENOLYTIX™ PTC-2105 Monotherapy (25 mg/kg, 3X/week)	PTC-2105 (50 mg/kg, 1X/week) + SMG	SMG (3X weekly injection)**	Ozempic (Novo Nordisk) Weekly Injection	Mounjaro (Lilly) Weekly Injection	Retatrutide (Lilly) Weekly Injection
	Preclinical: Naturally aged 75-week-old mice; 35 Weeks of Treatment				Semaglutide at 68 weeks	Tirzepatide at 72 weeks	12 mg: body comp. at 36 wks (Ph2); safety at 80 wks (Ph3 TRIUMPH-2)
MOA	NA	MitoXcel™ Technology, Mitochondrial Targeted Metabolic Rejuvenation – Monotherapy and in Combination with Semaglutide		GLP-1 Agonist	GLP-1 agonist	GLP-1 + GIP receptor agonist	GLP-1 + GIP + glucagon receptor agonist
Developmental Phase	NA	Pre-Clinical		Approved	Approved	Approved	Phase 3
Change in fat mass (baseline adjusted)	+13%*	-33%	-66%	-12%	-11%	-16%	-18.7%
Change in lean mass (baseline adjusted)	+11%*	+7.1% **(GAIN)**	+7.4% **(GAIN)**	+1.1%	-4% **(LOSS)**	-6% **(LOSS)**	-10.5% **(LOSS)**
Physical function benefit	No physical function benefits observed	**Yes (multiple tests including Rotarod, Treadmill, Grip Strength and Y Maze-Cognitive)**		No physical function benefits observed	None Directly	None Directly	None Directly
Safety	NA	NA	NA	NA	GI side effects (nausea, bloating)	GI side effects (nausea, bloating, constipation)	GI side effects (nausea, diarrhea); dysesthesia

Percent difference from placebo: semaglutide (Ozempic/Wegovy; GLP-1 agonists), tirzepatide (Mounjaro/Zepbound; GLP-1 + GIP agonists), and retatrutide (GLP-1 + GIP + glucagon receptor agonist) compared to Eos SENOLYTIX lead drug candidate, PTC-2105, monotherapy and combination therapy with semaglutide

*All mice were placed on a HFD only 6 weeks prior to dosing initiation and therefore controls continued to gain weight, including fat and muscle, for an additional ~ 10 weeks

**Semaglutide (SMG) was dosed 3X/week, 0.2 mg/kg, increased dose to 0.4 mg/kg after week 5 in all groups

22

CLINICAL DEVELOPMENT

Phase 1b/2a Study in an Elderly Sarcopenic Population

Outlining the key aspects of our upcoming clinical trial targeting age-related muscle loss and functional decline.

Study Objectives

- Pharmacokinetics (PK)
- Safety/Tolerability
- Pharmacodynamic (PD) Biomarker and Clinical Signals

Study Design

12-week randomized, double-blind, placebo-controlled trial.

Interim Analysis

- p16+CD8+ T cells and SASP measured every 2 week
- DEXA and Inbody970S scans at 0, 6, and 12 weeks

Primary & Secondary Endpoints

Primary Endpoint: Safety.
Key Secondary Endpoints (SEs):

- DEXA body compositin (fat mass loss, lean mass gain)
- Mean grip strength change
- Timed 5X Chair Stand Test
- Six Minute Walk Test

Other SEs: Reduction in p16+CD8+ T cells, SASP cytokine reduction + exploratory biomarkers

~30 eldorly (60+) subjects with sarcopenia
Placebo (N = ~10)
PTC-2105 Dose A (N = ~20)
12-Week Primary Analysis

23

GEROTHERAPEUTIX

MitoXcel Is Developed Through Three Licensed Companies

Each subsidiary holds an exclusive license from GEROTHERAPEUTIX to deploy MitoXcel™ in its designated category: IP clarity, commercial focus and scalability

Objective Improve healthspan by acting on the biology of aging, in age-related diseases and by helping people staying healthy longer.

GEROTHERAPEUTIX
Parent holding company · Founded 2017

Owns the MitoXcelAI™ discovery platform and the IP for the MitoXcel™ class; licenses individual peptides to each company

MITOXCEL TECHNOLOGY PLATFORM

MitoXcel™ Geropeptides

Eos SENOLYTIX

FDA-regulated therapeutics (excluding cancer)
Obesity · sarcopenia · age-related disorders
Lead: PTC-2105

INJECTABLES

MitoXcel™ Oncopeptides

Perseus SENOLYTIX

FDA-regulated cancer therapeutics
[Lead to be named by Perseus]

INJECTABLES

MitoXcel™ Geropeptides

Ponce Aurora

Skincare · beverages · gummies · supplements
Hair · oral · pet · and beyond
No FDA-regulated therapeutics
Lead: PTC-2111 (YUUTH™)

TOPICAL · ORAL

Peptide manufacturing

PrintBio

Securing a high-quality, reliable and reasonably priced supply of MitoXcel™ geropeptides and oncopeptides

SUPPLY CHAIN

MitoXcel™ powers three subsidiaries · Phoenix operates an adjacent gene-therapy platform · Ponce Aurora holds the exclusive consumer (topical & oral) license.

24

ONCOLOGY · PERSEUS SENOLYTIX

PTC-2110 Extended Median Survival 44%, from 18 to 26 Days, on Just Five Once-Weekly Doses

TOM-1 Ph+ B-ALL cells (0.75 × 10⁶) IV into NSG mice on day -3 · oncopeptides 50 mg/kg SC once weekly from day 0 · tissue harvest day 31 · n = 5 per arm

Subcutaneous
Oncopeptide Treatment
(1X/week)
Tissue Harvest for
Metastasis
Quantification
Day -3
Days 1-30
Day 0
Day 31
Inject
TOM-1 Cells
(0.75E6)
Health
Monitoring/
Survival
Analysis

Survival
MitoXcel in TOM-1 Animal Model
Probability of Survival
100
50
0
0
10
20
30
40
Days Post TOM-1 Injection
Saline
Ponatinib
PTC-2107 (50 mg/kg, 1X/week)
PTC-2110 (50 mg/kg, 1X/week)

TOTAL DOSES

5 weekly SC doses vs 24 daily IP doses

PTC-2110 50 mg/kg SC on Mondays · ponatinib 10 mg/kg IP QD, Mon–Fri

MEDIAN SURVIVAL

Saline 18 d → PTC-2110 26 d

Log-rank p = 0.0034 vs saline, unadjusted · no ABL1-targeted TKI

25

ONCOLOGY · PERSEUS SENOLYTIX

PTC-2110 Cut TOM-1 Cells in Lung 92% vs Saline, Close to Ponatinib's 95%

Terminal flow cytometry of lung and spleen · moribund mice at necropsy, survivors at day 31 (ponatinib 5/5, PTC-2110 2/5) · %CD45⁺CD19⁺ per 10,000 live cells

TOM-1 Cells in Lung
TOM-1 Cells in Spleen
#hCD45+CD19+/ 10,000 live cells
3000
2000
1000
0
500
400
300
200
100
Saline
Ponatinib
PTC-2107
PTC-2110

LUNG

−92% vs saline, p = 0.046

Ponatinib −95% (p = 0.001) · PTC-2107 −74% (p = 0.029)

SPLEEN

−75% vs saline, not significant

PTC-2110 p = 0.25 · ponatinib −76% (p = 0.069) · PTC-2107 −37% (p = 0.49)

REFERENCE ARM · DOSING

Ponatinib kept 5 of 5 alive but carries a black box warning

24 daily TKI doses vs 5 weekly oncopeptide doses · PTC-2110 50 mg/kg SC QW · ponatinib 9 mg/kg IP QD · p vs saline, unadjusted

26

THE DISCOVERY

MitoXcel™ Geropeptide Technology Is a Class, Not a Single Molecule

Since both are MitoXcel™ geropeptides, the results with PTC-2105 in animal studies may inform expected results using PTC-2111 in human subjects, allowing us to bridge the evidence gap.

PTC-2105 · Eos SENOLYTIX, Inc.

- Licensed exclusively to Eos SENOLYTIX for FDA-regulated therapeutics (excluding cancer)
- Delivered as a subcutaneous injection, 1× per week
- Extensively tested in pre-clinical animal models, providing a deep mechanistic foundation

PTC-2111 · Ponce Aurora, Inc.

- Licensed exclusively to Ponce Aurora for consumer products
- Delivered initially as the YUUTH™ Full Body Treatment — applied topically, 3× per week
- Tested in human subjects in controlled clinical studies by an independent CRO
- Never tested in animals

Eos SENOLYTIX

PRECLINICAL DATA

Topical PTC-2105, a MitoXcel geropeptide related to PTC-2111, clears senescence and lowers inflammation in pre-clinical animal models.

- To test MitoXcel topically, we built a unique “Sun Damage” mouse model. Twelve-week-old $p16^{Ink4a}$-Fluc reporter mice receive UVB exposure (35 mJ/cm^2, 3× weekly, 24 weeks) on shaved skin. Senescent cells form in young mouse skin from sun damage alone — mirroring the human aging signal that YUUTH targets.
- Mice exposed to chronic UVB show the same physical and cognitive declines seen in the Franco et al. transplant study — confirming that our sun-damage model produces senescent-cell biology in distant tissues. Topical PTC-2105 can therefore be tested against a true aging readout.
- All therapies applied topically, 3× weekly, beginning at Week 0. Each mouse served as its own control: vehicle-only on the top half (“vehicle area”), peptide + vehicle on the bottom half (“peptide area”). PTC-2105 reduced senescent-cell signal in both areas and meaningfully lowered systemic inflammatory cytokines.

Skin - IVIS Signal · Vehicle Area

Normalized Radiance
6.0
4.8
3.6
2.4
1.2
0
treatment initiated
Vehicle
PTC-2105
-2
0
5
10
15
Week

Skin - IVIS Signal · Peptide Area

Normalized Radiance
6.0
4.8
3.6
2.4
1.2
0
treatment initiated
-2
0
5
10
15
Week

Blood - SASP* Cytokines · PTC-2105 vs Saline

2-week topical treatment · %Δ vs saline-treated controls

% Δ vs saline
100
38
-25
-88
-150
* S A S P : Senescence Associated Secretory Phenotype
-25%
-75%
-60%
-50%
IL-6
TNF-α
CCL4
CCL2

PTC-2105 EFFECT:
Senescent-cell signal stays near baseline in skin of both treated groups of animals, while signal in skin of vehicle-only treated animals continues to rise.
Senescence **A**ssociated **S**ecretory **P**henotype (SASP) systemic inflammatory cytokines (IL-6, TNF-α, CCL4, CCL2) drop 25–75% vs saline at just 2 weeks of topical treatment.

Design: Each animal own-control · vehicle area top, peptide area bottom · outlier mouse removed from female PTC-2105 group · **Assay:** IVIS bioluminescence imaging + multiplex plasma cytokines

YUUTH™ · PTC-2111 · *IN VITRO* & CLINICAL READ-OUT

PTC-2111 Stimulates Collagen and Elastin *In Vitro* and Improves Skin Measures at 12 Weeks

Topical YUUTH™ Full Body Treatment, powered by MitoXcel™ geropeptide PTC-2111 · independent evaluation by Bionos LabAnalysis

IN VITRO · HUMAN FIBROBLASTS

Collagen and elastin synthesis

+184.7%
+143.6%
Collagen
Elastin

$p < 0.0001$ for both · PTC-2111 1000 nM vs. control · confocal microscopy

CLINICAL · TOPICAL 3×/WEEK · n = 20 · DAY 56 AND DAY 84

Hydration and barrier

Hydration
TEWL
+42.8%
-26.0%
+53.1%
-23.1%
Day 56
Day 84

$p < 0.0001$ · 100% of subjects improved

Skin density

Dermis
Epidermis
+13.1%
+8.5%
Day 84

$p = 0.0036$ / 0.0022 · 75% improved

Net elasticity

+25.0%
Day 84

$p = 0.0006$ · 85% improved

Hand smooth area

+20.5%
+30.6%
Day 56
Day 84

$p = 0.0044$ at day 84 · 80% improved

METHOD: In vitro, human fibroblasts, PTC-2111 1000 nM vs control · Clinical: YUUTH™ Full Body 3×/week + Night Cream daily, D0/D56/D84 · Corneometer, Tewameter, Ultrascan, Cutometer, Bio3D · skin tolerance 100% (n = 24) · INDEPENDENT: Bionos LabAnalysis.

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YUUTH – EARLY SELF-REPORTED USAGE EXPERIENCE

YUUTH Early Results – 61-year-old healthy female – “Necklace Lines”

Unretouched photos taken by the subject

Aging skin is fundamentally an ECM-maintenance failure — and aging, senescent fibroblasts are the primary drivers of that failure creating a self-reinforcing destructive loop. YUUTH™, powered by PTC-2111, interrupts that loop which, over time, reverses the appearance of wrinkles

April 5, 2026 – Baseline

August 24, 2026 – Week 20

September 29, 2026 – Week 25

YUUTH™ · PTC-2111 · SAFETY

Topical PTC-2111 Was Well Tolerated, With No Adverse Change in Blood Safety Parameters

Independent clinical evaluation of YUUTH™ Full Body Treatment under dermatological supervision · Bionos LabAnalysis

LOCAL TOLERANCE · n = 24 · DAY 0–84

100% acceptance and skin compatibility

0 adverse events or cutaneous reactions, during treatment and in the days after

No burning, stinging, itching, redness, dryness or swelling at any application.

BLOOD PARAMETERS · n = 20 · DAY 84 VS. BASELINE

Parameter	Result
Hematology: leukocytes, hemoglobin, hematocrit	**No significant change**
Liver enzymes: ALT, ALP	**Stable**
Liver enzyme: AST	**−11.6% (p = 0.04), no elevation**
Lipids: triglycerides	**Stable**
SYSTEMIC INFLAMMATORY MARKERS	
Ferritin	**−13.6% (p = 0.004)**
CRP	**−10.2%, trending lower**

No local or systemic safety signal over 12 weeks of full-body application (3×/week).

METHOD: Independent clinical evaluation under dermatological supervision · tolerance n = 24, serum biochemistry n = 20 · day 0 / 14 / 84 · YUUTH™ Full Body 3×/week + Night Cream daily · INDEPENDENT: Bionos LabAnalysis.

31

THE REVOLUTION BEGINS Q2 2027

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PLATFORM

MitoXcelAI Discovery Engine: Candidates Beyond PTC-2105

How MitoXcelAI™ finds candidates

AI design
design rules + new sequences
Synthesis
rule-conforming and not
In vitro screen
ΔΨm, ATP, senolytic index
Aged-mouse testing
body composition, function
Database
sequence linked
to outcome
100+
peptides
synthesized
and annotated

Candidates with Unique Attributes

Ranked by in vivo efficacy, then ΔΨm/ATP, senolytic selectivity, safety, developability

#	Example Candidates	Stage	Description
1	PTC-2107	*In vivo*, aged mice	Fat loss with lean-mass gain in aged mice; survival trend in 90-wk study, cognitive decline of aging
2	PTC-2113	*In vivo*, young and aged DIO mice	Mostly ΔΨm/ATP activity (mechanism #1)
3	PTC-2264	*In vitro*	Mechanism #1 only
4	PTC-2259	*In vitro*	Mechanism #2 only
5	PTC-2286	*In vitro*	Mechanism #1 and Mechanism #2
6	PTC-2287	*In vitro*	Mechanism #1 and Mechanism #2

Mechanism #1 (Activator): Enhances mitochondria efficiency across aging cells by increasing Δψm- *Immediate activity*

Mechanism #2 (Senolytic): Selectively triggers self-elimination of senescent cells through mitochondrial-mediated apoptosis – *Effects observed after ~8 weeks*

SUMMARY OF EVIDENCE

MitoXcel Geropeptides Show Effects Across Multiple Organ Systems

THERAPEUTIC PROGRAMS · PRECLINICAL

Body composition

Increased lean mass and reduced fat mass in aged mice; Phase 1b/2a in sarcopenia planned

EOS · Aged mice

Metabolism

Greater weight loss than semaglutide over time; no rebound after stopping

EOS · Aged DIO mice

Immune system

Reduced $p16^+$ senescent $CD8^+$ T cells; less cognitive decline in the Y-maze

EOS · Aged mice

Kidney

Reduced urine albumin-creatinine ratio after 5 weeks

EOS · DIO mice

Inflammation

Reduced circulating SASP factors after 16 weeks

EOS · Aged mice

Survival

Increased overall survival vs. saline ($p = 0.014$); attenuated late-life weight loss

EOS · Aged mice

Oncology

Anti cancer activity seen with once-a-week dosing and few side effects

PERSEUS · Pre-clinical

CONSUMER · COSMETIC · NO THERAPEUTIC CLAIM

Skin

Collagen +185% in vitro; skin density +10.2% at 12 weeks

PONCE AURORA · in vitro and human, topical

Eos SENOLYTIX: PTC-2105 / PTC-2107. Perseus SENOLYTIX: data to follow. Ponce Aurora: PTC-2111, in vitro and clinical (Bionos LabAnalysis).

34

SUMMARY

Conclusions

1

Foundation

Elamipretide established cardiolipin as a druggable mitochondrial target (FDA accelerated approval, US).

2

Mechanism

MitoXcel™ geropeptides combine mitochondrial activation with senolysis in cells with reduced $\Delta\psi m$.

3

Evidence

Preclinical effects across several organ systems and increased overall survival; first human data with topical PTC-2111.

We thank Dr. Hazel Szeto, whose work made this field possible.

35